Exhibit 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, December 29, 2008 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited interim financial statements for the three and six months ended June 30, 2008 as follows.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007	2008	2008	2007	2008
	RMB	RMB	US$	RMB	RMB	US$
NET SALES
Related party	163,625	––	23,872	166,687	––	24,319
Others	79,850	33,070	11,650	115,457	58,962	16,844
	243,475	33,070	35,522	282,144	58,962	41,163
COST OF SALES	(197,445)	(10,205)	(28,806)	(229,095)	(17,991)	(33,423)
GROSS PROFIT	46,030	22,865	6,716	53,049	40,971	7,740
SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES,	(11,696)	(2,673)	(1,706)	(25,435)	(5,738)	(3,711)
including share-based compensation expense of RMB13,008 for the six months ended 30 June 2008 (2007: nil) and RMB6,504 for the three months ended 30 June 2008 (2007: nil)
INCOME FROM OPERATIONS	34,334	20,192	5,010	27,614	35,233	4,029
INTEREST EXPENSE	(833)	––	(122)	(1,068)	––	(156)
INTEREST INCOME	372	424	54	1,120	843	163
OTHER INCOME (EXPENSE), NET	(698)	(34)	(102)	2,705	(41)	395
LOSS ATTRIBUTABLE TO INVESTMENT IN UNCONSOLIDATED INVESTEE	(2,306)	––	(336)	(4,437)	––	(647)
INCOME BEFORE INCOME TAXES	30,869	20,582	4,504	25,934	36,035	3,784
INCOME TAXES	(8,114)	(3,267)	(1,184)	(8,748)	(5,798)	(1,277)
NET INCOME	22,755	17,315	3,320	17,186	30,237	2,507
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(3,504)	(360)	(511)	(15,753)	(564)	(2,298)
COMPREHENSIVE INCOME	19,251	16,955	2,809	1,433	29,673	209
INCOME PER SHARE:
Basic	1.18	1.50	0.17	0.91	2.62	0.13
Diluted	0.99	1.29	0.14	0.77	2.23	0.11
WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	19,323,416	11,548,416	19,323,416	18,982,757	11,548,416	18,982,757
Diluted	22,926,151	13,377,836	22,926,151	22,235,670	13,547,420	22,235,670

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(Amounts in thousands, except share and per share data)

	June 30,	December 31,	June 30,
	2008	2007	2008
	RMB	RMB	US$
	(Unaudited)		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	323,362	483,689	47,177
Trade receivables	2,008	1,525	293
Bills receivable	24,720	13,000	3,606
Other receivables	73,515	967	10,725
Inventories	222,247	4,633	32,424
Prepaid assets	42,307	––	6,173
Due from related companies	33,118	––	4,832

TOTAL CURRENT ASSETS	721,277	503,814	105,230
INVESTMENT IN UNCONSOLIDATED INVESTEES	26,958	30,495	3,933
PROPERTY AND EQUIPMENT, NET	247,732	37,772	36,143
OTHER ASSETS	8,823	10,000	1,287
TOTAL ASSETS	1,004,790	582,081	146,593

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	89,845	991	13,108
Advance from customers	5,206	2,169	760
Accrued liabilities	4,194	3,367	612
Taxes payable	4,269	5,593	623
Other payables	38,144	32,497	5,565
Dividends payable	170	170	25
Capital lease obligation – current portion	9,607	––	1,402
Due to related companies	243,552	2,221	35,532

TOTAL CURRENT LIABILITIES	394,987	47,008	57,626
NON CURRENT LIABILITIES
Capital lease obligation – non current portion	15,868	––	2,315
TOTAL LIABILITIES	410,855	47,008	59,941

SHAREHOLDERS' EQUITY
Preferred shares, no par:
Authorized - 10,000,000 shares;	––	––	––
Common shares, no par:
Authorized - 200,000,000 shares;
Issued and outstanding - 17,323,416 and 19,323,416 shares at December 31, 2007 and June 30, 2008, respectively	312,081	312,081	45,531
Reserves	7,331	7,331	1,069
Additional paid-in capital	198,272	127,707	28,927
Excess of purchase price to controlling shareholder	(13,136)	––	(1,916)
Retained earnings	118,101	100,916	17,230
Other comprehensive loss	(28,714)	(12,961)	(4,189)

TOTAL SHAREHOLDERS' EQUITY	593,935	535,073	86,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,004,790	582,081	146,593

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = RMB6.8543 as quoted by the People’s Bank of China as of June 30, 2008.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2008 (unaudited) and the condensed consolidated balance sheet as of June 30, 2008 (unaudited) have been prepared in accordance with generally accepted accounting principles in the United States but omit certain financial statements and note disclosure that would be included in full financial statements prepared in accordance with US GAAP.  The condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2008 (unaudited) and the condensed consolidated balance sheet as of June 30, 2008 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2008 and 2007, as furnished to the Securities and Exchange Commission on December 30, 2008 under cover of Form 6-K.  The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results of operations that may be expected for the year ending December 29, 2008.

Mr. Feilie Li, the Company's Chairman and CEO, commented on the 2008 interim results "the first half of 2008 posted a challenge to China Natural Resources.  Despite the rise in the iron price and the contribution from our recently acquired copper smelter in Inner Mongolia, the net income of the Group reduced.  This was primarily due to (i) a continued softening of the zinc price during the period; (ii) a decrease in the production of zinc concentrates as a result of its mining operation entering the low ore grade zone; and (iii) the recognition of approximately RMB 13.1 million (US$1.9 million) relating to a non-cash employee share-based compensation expense. Given the impact of the global financial crisis on the economy, commodity prices are expected to be volatile in the short term. However, we expect a rebound in coal and metals prices as the global economy becomes stabilized. We remain committed to our strategy of expanding our coal and metal resources in the PRC.”

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

3